[redacted]

11019767

UNI

SECURITIES AND

Washington, D.C. 20549

SEC MAIL PROCESSING
RECEIVED
MAR 01 2011
WASH, D.C.
193
SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68003

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STOUT CAUSEY CAPITAL CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

910 RIDGEBROOK ROAD
(No. and Street)

SPARKS (City) MD (State) 21152 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHRISTOPHER HELMRATH, PRESIDENT 703-287-5991
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SMITH ELLIOTT KEARNS & COMPANY, LLC
(Name – *if individual, state last, first, middle name*)

480 NORTH POTOMAC ST., HAGERSTOWN MD 21740
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CHRISTOPHER HELMRATH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STOUT CAUSEY CAPITAL CORPORATION, as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

MY COMMISSION EXPIRES: 11.19.2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STOUT CAUSEY CAPITAL CORPORATION

Financial Statements
Together with Independent Auditor's Report

For the Year Ended December 31, 2010

CONTENTS

SEK&Co
Smith Elliott Kearns & Company, LLC
Certified Public Accountants & Consultants

Independent Auditor's Report

To the Board of Directors of
Stout Causey Capital Corporation

We have audited the accompanying statement of financial condition of Stout Causey Capital Corporation (a Maryland corporation) (the Company) as of December 31, 2010 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stout Causey Capital Corporation as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Smith Elliott Kearns & Company, LLC

February 23, 2011
Hagerstown, Maryland

Stout Causey Capital Corporation

Statement of Financial Condition
As of December 31, 2010

Assets		
Cash and cash equivalents	$	259,505
Accounts receivable, net of allowance of $46,300		215,885
Due from employee		36,000
Total Assets	$	511,390
Liabilities and Stockholder's Equity		
Liabilities		
Due to affiliates, net	$	144,647
Accrued pension		12,366
Total Liabilities	$	157,013
Stockholder's Equity		
Common stock, par value $1.00, 100,000 shares authorized, 8,650 shares issued and outstanding	$	8,650
Paid in capital		1,076,437
Accumulated deficit		(730,710)
Total Stockholder's Equity		354,377
Total Liabilities and Stockholder's Equity	$	511,390

The accompanying notes are an integral part of this financial statement.

Stout Causey Capital Corporation

Statement of Operations
For the Year Ended December 31, 2010

Fee Income	$	1,288,955
Expenses		
Salaries and payroll taxes	$	1,134,788
Other employee expenses		29,979
Other operating expenses		496,603
Total Expenses	$	1,661,370
Net Income (Loss)	$	(372,415)

The accompanying notes are an integral part of this financial statement.

Stout Causey Capital Corporation

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2010

	Common Stock	Paid In Capital	Accumulated (Deficit)	Total Stockholder's Equity
Balance at December 31, 2009	$ 8,650	$ 1,076,437	$ (358,295)	$ 726,792
Net Income (Loss)	-	-	(372,415)	(372,415)
Balance at December 31, 2010	$ 8,650	$ 1,076,437	$ (730,710)	$ 354,377

The accompanying notes are an integral part of this financial statement.

Stout Causey Capital Corporation

Statement of Cash Flows
For the Year Ended December 31, 2010

Cash Flows From Operating Activities		
Net Income (Loss)	$	(372,415)
Adjustment to reconcile net income (loss) to net cash and cash equivalents used in operating activities		
Changes in assets and liabilities:		
Accounts receivable		(88,015)
Due from employee		(36,000)
Due to affiliates, net		42,285
Accrued pension		12,366
Net Cash Provided by Operating Activities	$	(441,779)
Cash and Cash Equivalents, beginning of year		701,284
Cash and Cash Equivalents, end of year	$	259,505

The accompanying notes are an integral part of this financial statement.

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Stout Causey Capital Corporation (the Company) was incorporated in the State of Maryland and is a broker/dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of SC&H Group, Inc. (the Parent).

Revenue Recognition

The Company provides consulting services related to mergers and acquisitions and business performance enhancement to organizations. The Company works on both a contingent fee and hourly fee basis. For contingent fee services, revenue is recognized upon settlement of a transaction. Hourly fees are billed on a monthly basis and revenue is recognized upon issuance of an invoice.

Cash and Credit Risk

The Company defines cash equivalents as cash held in checking accounts.

Cash held in banks may at times be in excess of the Federal Deposit Insurance Corporation insurance limit and management considers those circumstances to be a normal business risk.

Accounts Receivable

Accounts receivable represents hourly fees earned on activities that occurred prior to and paid after December 31, 2010.

The company provides credit in the normal course of business to its customers and performs ongoing credit evaluations of those customers. Receivables are generally due thirty days after they are billed. The Company considers allowances for doubtful accounts based on factors surrounding the credit risk of specific customers, historical trends, projection of trends, and other information. Management of the Company periodically reviews the collectability of accounts receivable, and those accounts which are considered not collectable are written off as bad debts. Based on management's review, an allowance for doubtful accounts of $46,300 has been recorded as of December 31, 2010.

Income Taxes

The Company is a Qualified Sub-Chapter S-Corporation of SC&H Group, Inc., thus income is passed through to the Parent. The Parent is an S-Corporation for Federal and State income tax purposes. In lieu of corporation income taxes, the stockholders of the S-Corporation are taxed on their proportionate share of the Company's taxable income or loss. Therefore, no provision or liability for Federal or State income taxes has been provided in these financial statements.

1. **DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - cont'd.**

Income Taxes – cont'd.

The Company follows the FASB Accounting Standards Codification, which provides guidance on accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As of December 31, 2010, the Company had no uncertain tax positions that require either recognition or disclosure in the Company's financial statements. Generally, the tax years before 2007 are no longer subject to examination by federal, state or local taxing authorities.

Retirement Plan

The Parent maintains a 401(k) savings plan. Within Plan limits, the Company may contribute on behalf of each eligible participant a matching percentage of participant contributions. Retirement plan expense was $12,366 for the year ended December 31, 2010.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. **REGULATORY REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and a maximum ratio of aggregate indebtedness to net capital. The Rule provides that minimum net capital shall exceed the greater of $5,000 or 12.5% of aggregated indebtedness and that aggregate indebtedness shall not exceed 8 times "net capital" as these terms are defined by the Rule. As of December 31, 2010, net capital was $102,492 which exceeds the capital requirements of $19,627 by $82,865. Aggregate indebtedness was $157,103 which is 1.53 times net capital. As of December 31, 2010, the Company is in compliance with these rules.

3. RELATED PARTY TRANSACTIONS

The Company shares office space and personnel with affiliated companies. At the discretion of management, certain personnel expenses are charged to the Company. During the year ended December 31, 2010, personnel costs totaling approximately $1,134,788 were charged to the Company.

The Parent is obligated to pay all indirect expenses of the Company. The Company maintains an intercompany balance with the Parent and is responsible for settling all liabilities to the Parent for the Company's portion of such costs. This agreement affects the Company's financial position and operating results in a manner that differs from those that might have been achieved if the Company was autonomous.

The Company maintains an operating cash account from which all direct expenses of the Company are paid.

In December 2010, the Company authorized the Company's president to receive an advance totaling $36,000. The advance is reported as "Due from employee" in the Company's balance sheet and was repaid in full in January 2011.

4. SUBSEQUENT EVENTS

The Company has evaluated events and transactions subsequent to December 31, 2010 through February 23, 2011, the date these financial statements were available to be issued. Based on the definitions and requirements of generally accepted accounting principles, other than the repayment of employee receivable disclosed in Note 3, management has not identified any events that have occurred subsequent to December 31, 2010 and through February 23, 2011 that require recognition or disclosure in the financial statements.

Smith Elliott Kearns & Company, LLC
Certified Public Accountants & Consultants

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors of
Stout Causey Capital Corporation

We have audited the accompanying financial statements of Stout Causey Capital Corporation as of and for the year ended December 31, 2010, and have issued our report thereon dated February 23, 2011. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Smith Elliott Kearns & Company, LLC

February 23, 2011
Hagerstown, Maryland

Stout Causey Capital Corporation

Schedule I - Computation of Net Capital and Required Net Capital Under Rule 15c3-1 For the Year Ended December 31, 2010

Net Capital		
Total Capital Funds	$	354,377
Deductions		
Non-allowable receivables		(251,885)
Net Capital		102,492
Minimum Net Capital		19,627
Excess Net Capital	$	82,865
Computation of Aggregate Indebtedness		
Due to affiliates	$	144,647
Accrued pension		12,366
Total Aggregate Indebtedness	$	157,013
Ratio of Aggregate Indebtedness to Net Capital (maximum 8.00)		1.53

Stout Causey Capital Corporation
Schedule II – Reconciliation Between Audited and Unaudited Statements of Financial Condition
For the Year Ended December 31, 2010

There were no material differences between the audited Statement of Financial Condition contained in this report and the unaudited Statement of Financial Condition included in the Company's unaudited FOCUS Report filed as of December 31, 2010.

Stout Causey Capital Corporation
Schedule III – Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
For the Year Ended December 31, 2010

The Company is exempt from SEC Rule 15c3-3 because it does not carry securities accounts for customers or perform custodial functions relating to customer securities. The Company is exempt pursuant to k(1).

Stout Causey Capital Corporation
Schedule IV– Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commissions
For the Year Ended December 31, 2010

The Company is exempt from SEC Rule 15c3-3 because it does not carry securities accounts for customers or perform custodial functions relating to customer securities. The Company is exempt pursuant to k(1).

Smith Elliott Kearns & Company, LLC
Certified Public Accountants & Consultants

INDEPENDENT AUDITOR'S REPORT
ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY SEC RULE 17a-5
FOR THE YEAR ENDED DECEMBER 31, 2010

To the Board of Directors of
Stout Causey Capital Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Stout Causey Capital Corporation (a Maryland Corporation) (the Company), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding secruities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemption provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Smith Elliott Kearns & Company, LLC

February 23, 2011
Hagerstown, Maryland